Exhibit 12.1

Grey Wolf, Inc.
Ratio of Earnings to Fixed Charges

	Year Ended December 31,
	2004	2003	2002	2001	2000

Pretax income from continuing operations:	14,254	(47,583)	(29,693)	111,306	(9,661)
Add:
Fixed charges:
Interest, whether expensed or capitalized	12,724	24,014	22,748	22,811	22,656
Amortization of debt expense and discount or premium	2,035	3,818	1,180	1,280	1,280

Earnings as adjusted	29,013	(19,751)	(5,765)	135,397	14,275

Fixed charges	14,759	27,832	23,928	24,091	23,936

Ratio of Earnings to Fixed Charges or Deficiency	1.97	(47,583)	(29,693)	5.62	(9,661)